SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)(1)


                                   ECOGEN INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   278864-20-2
                                 (CUSIP Number)

                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 August 20, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 238864-20-2                                          Page 2 of 6 Pages
----------------------                                        ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MOSES MARX

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              534,833

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         --
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              534,833

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         --

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          534,833

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.66%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 6 Pages

                                  SCHEDULE 13D
----------------------                                        ------------------
CUSIP NO. 238864-20-2                                          Page 3 of 6 Pages
----------------------                                        ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNITED EQUITIES (COMMODITIES) COMPANY

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              534,833

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         --
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              534,833

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         --

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          534,833

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.66%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 3 of 6 Pages

     This Amendment No. 3 amends and supplements the Schedule 13D, dated June 16, 1997 as amended (the "Schedule D"), of Moses Marx and United Equities (Commodities) Company ("United Equities Commodities") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen, Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b)

     According to information provided by the Company, there were, as of July 31, 1998, 8,032,848 shares of Common Stock issued and outstanding.

     United Equities Commodities owns 534,833 shares of Common Stock, comprising 6.66% of the issued and outstanding shares of Common Stock.

     Mr. Marx may be deemed a beneficial owner of such 534,833 shares by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

     Mr. Marx, through United Equities Commodities, has sole power to vote and dispose of all such shares.

     United Equities Commodities has sole power to vote and dispose of all such shares.

     Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 10,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of the Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 9,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and Dr. Fink, respectively, and disclaim membership in a Group.

     (c) During the last 90 days, Joseph M. Fink has made the following open market purchases of shares of Common Stock on the NASDAQ National Market:


                                Page 4 of 6 Pages

                                     Number of                        Price
          Date                   Shares Purchased                   Per Share

         8/31/98                       3,000                         $1.125

     On August 20, 1998, the Company and United Equities Commodities entered into a Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which United Equities Commodities purchased, for an aggregate purchase price of $3,233,747.56, 32,338 shares of the Company's 8% Series 1998-C Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"). The purchase price was paid by surrender to the Company of the 8% Convertible Note due October 31, 2002, in the original principal amount of $3,037,333.33 (the "Note"), which had been issued to United Equities Commodities on October 31, 1997 and which had an outstanding balance as of August 20, 1998 of $3,233,747.56. The holder of shares of Preferred Stock does not have the right to convert such shares into shares of Common Stock until August 20, 1999.

     (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 14, 1998


                                        /s/  Moses Marx
                                        ---------------------------------------
                                        MOSES MARX



                                        UNITED EQUITIES (COMMODITIES) COMPANY


                                        By:  /s/ Moses Marx
                                             ----------------------------------
                                             Moses Marx, General Partner


                                Page 6 of 6 Pages